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                 FORM 12b-25                             SEC FILE NUMBER
        NOTIFICATION OF LATE FILING                      0000096412
                                                         CUSIP NUMBER
                                                          876553306
                                                    ----------------------------



(Check One): [X]Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:          December 25, 2004
                           -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

        N/A
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

        Tasty Baking Company
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Full Name of Registrant

        N/A
--------------------------------------------------------------------------------
 Former Name if Applicable

2801 Hunting Park Avenue
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Address of Principal Executive Office (Street and Number)

Philadelphia, PA  19129
--------------------------------------------------------------------------------
 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   |X|    (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.


The registrant has experienced delays in completing its financial statements and internal control testing and assessment for the year ended December 25, 2004 due, in part, to the implementation of a new enterprise resource planning (ERP) system on November 1, 2004. While the registrant believes that the new ERP system will maintain and strengthen the registrant's overall internal control over financial reporting, the registrant has undertaken a thorough review of its financial information for the year ended December 25, 2004 in order to verify the financial statements prepared under the new ERP system and related disclosures. In addition, the timing of the implementation of the new ERP system has delayed the registrant's testing of certain ERP-related internal controls and limited the amount of time that the registrant's independent auditors have to review and assess the registrant's internal controls. The registrant has limited internal resources to address both of these matters simultaneously and has contracted with external consultants to assist in the process. However, due to these factors, the registrant is unable to file its Form 10-K for the year ended December 25, 2004 by the prescribed filing deadline without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     David S. Marberger             (215)                      221-8500
     ------------------           ---------                ----------------
         (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X|Yes No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto and incorporated herein by reference.

                              Tasty Baking Company
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 9, 2005                          By: /s/ David S. Marberger
                                             --------------------------
                                                David S. Marberger
                                                Senior Vice President and CFO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.


4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

                                    Exhibit A


                     Tasty Baking Company Financial Results

                                   (Unaudited)

                                  (In millions)

Fourth Quarter 2004
-------------------

Gross sales for the fourth quarter 2004 increased to $63.1 from $62.5 in the same period 2003. Net sales for the fourth quarter 2004 increased slightly to $39.2 from $39.0 in the same period 2003. These increases resulted primarily from price increases for Family Pack products, the new Tastykake Sensables product introduction in August 2004, and the addition of new route territories in the Pittsburgh and Cleveland markets.

Selling,  general  and  administrative  expenses  in  the  fourth  quarter  2004 decreased to $11.3 from $13.4 in the same period 2003. This decrease was primarily attributed to a reduction in marketing expense and reduced freight and transportation costs, which were partially offset by additional costs to support the implementation of the company's new enterprise resource planning (ERP) system and consulting services related to compliance with Section 404 of the Sarbanes-Oxley Act.

The company's net loss for the fourth quarter 2004 was $0.1 compared to a net loss of $1.8 in the same period 2003. The company's fourth quarter 2004 financial results were affected by an additional pre-tax pension expense of $0.8.

Fiscal 2004
-----------

Gross sales for the fiscal year ended December 25, 2004 increased to $259.0 from $250.6 in the same period 2003. Net sales for the fiscal year ended December 25, 2004 were $159.1 equal to net sales in 2003. The increase in gross sales resulted primarily from price increases for Family Pack products, the new Tastykake Sensables product introduction in August 2004, and the addition of new route territories in the Pittsburgh and Cleveland markets. Net sales were also affected by an increase in promotional activity in the first quarter 2004 to transition consumers to a higher price point.

Selling, general and administrative expenses in fiscal 2004 decreased to $45.8 from $48.1 in the same period 2003. This decrease was primarily attributed to a reduction in marketing expense and freight and transportation costs, which were partially offset by additional costs to support the implementation of the company's new ERP system and consulting services related to compliance with
Section 404 of the Sarbanes-Oxley Act.

The company's net income for fiscal 2004 was $1.2 compared with a net loss of $2.4 for fiscal 2003. Net income per fully-diluted share for fiscal 2004 was $0.15 compared with a net loss per fully-diluted share of $0.29 for fiscal 2003. Results for 2004 were affected by an additional pre-tax pension expense of $0.8 and a $0.1 pre-tax gain from the sale of a distribution route on the Eastern Shore of Maryland in the second quarter 2004.